FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2021

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED CAPITAL FIRM

CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT FROM THE MEETING MINUTES OF THE BOARD OF DIRECTORS

HELD ON DECEMBER 16, 2021

1.               DATE, TIME, AND PLACE: On December 16, December 2021, at 02:00 p.m., at the head offices of Companhia Brasileira de Distribuição ("Company"), at Avenida Brigadeiro Luís Antônio, No. 3,142, City of São Paulo, State of São Paulo.

2.               CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio.

3.               CALL TO ORDER AND ATTENDANCE: The call was waived by the agreement of the Members, pursuant to the rules of procedure of the Board of Directors. Were present all the members of the Company's Board of Directors, namely, Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Eleazar de Carvalho Filho, Christophe José Hidalgo, Hervé Daudin, Luiz Augusto de Castro Neves, Renan Bergmann, and Rafael Sirotsky Russowsky.

4.       AGENDA: Analysis and resolution on the approval of the terms and conditions of the definitive Onerous Assignment Agreement of Exploration Rights of Commercial Points and Other Arrangements (“Contrato de Cessão Onerosa de Direitos de Exploração de Pontos Comerciais e Outras Avenças”) to be concluded with Sendas Distribuidora S.A. (“Assaí”), in connection with the transaction approved at the Board of Directors Meeting held on October 14, 2021, which will rule the assignment to Assaí of up to seventy (70) stores operated by the Company under the Extra Hiper brand in properties owned by the Company and leased from third parties, as well as the respective lease agreements (“Assignment Agreement”).

5.       RESOLUTIONS: Starting the work, Messrs. Members of the Board of Directors, Jean-Charles Henri Naouri, Ronaldo Iaburdi dos Santos Pereira and Christophe José Hidalgo, declare that they will abstain from any vote that may occur at this meeting, in view of their understanding that there is a conflict of interest due to the fact that they are also part of the Board of Directors of Sendas, having not participated in the presentations and discussions on the matters of the agenda. Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Hervé Daudin and Rafael Sirotsky Russowski, also declared that they will abstain from voting because they understand that there is a potential conflict of interest, as the Company and Sendas are controlled by Casino, with which they have relationship. Immediately thereafter, the other directors declared that they understand that they are not in a position of conflict of interest with regard to the analysis of the matters covered by this meeting.

Thus, the members of the Board of Directors present and declared unconflicted, Mrs. Eleazar de Carvalho Filho, Luiz Augusto de Castro Neves and Renan Bergmann, deliberated, unanimously and without reservations, having Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira and Christophe José Hidalgo being told to return to the meeting, but refraining from voting as declared at the beginning of the meeting, approving the terms and conditions of the Assignment Agreement, and authorizing the Company's board of directors to take all measures to conclude and close the said contract.

6.       APPROVAL AND SIGNATURE OF THE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attendees. São Paulo, December 16th, 2021. Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio. Present members of the Board of Directors: Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Eleazar de Carvalho Filho, Christophe José Hidalgo, Hervé Daudin, Luiz Augusto de Castro Neves, Renan Bergmann, and Rafael Sirotsky Russowsky.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76, as amended.

_______________________________________

Aline Pacheco Pelucio

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 16, 2021	By: /s/ Jorge Faiçal
	Name:	Jorge Faiçal
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.